                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              TCC Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  872254-10-7
         --------------------------------------------------------------
                                 (CUSIP Number)

                                John Strickland
                        Small, Craig & Werkenthin, P.C.
                        100 Congress Avenue, Suite 1100
                 Austin, Texas 78701            (512) 472-8355
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 31, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 872254-10-7                   13D                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------
                               (Amendment No. 2)
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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter A. DeRoeck
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4      PERSONAL FUNDS (PF)


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6       UNITED STATES CITIZEN


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                          SOLE VOTING POWER
                     7
     NUMBER OF              183,900 SHARES OF COMMON STOCK, $1.00 PAR VALUE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               183,900 SHARES OF COMMON STOCK, $1.00 PAR VALUE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        183,900 SHARES OF COMMON STOCK, $1.00 PAR VALUE

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [X]
      (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        6.66%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
        INDIVIDUAL

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 872254-10-7                   13D                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------
                               (AMENDMENT NO. 2)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT THOMAJAN
        ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PERSONAL FUNDS (PF)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        UNITED STATES CITIZEN

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              52,500 SHARES OF COMMON STOCK, $1.00 PAR VALUE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               52,500 SHARES OF COMMON STOCK, $1.00 PAR VALUE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        52,500 SHARES OF COMMON STOCK, $1.00 PAR VALUE

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [X]
      (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        1.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
        INDIVIDUAL

------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)



ITEM 1.  SECURITY AND ISSUER
         -------------------

     This statement relates to the common stock, $1.00 par value ("Common Stock"), of TCC Industries, Inc. ("TCC"), the principal executive offices of which are located at Suite 1250, 816 Congress Avenue, Austin, Texas 78701.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This statement is being filed by the below named natural persons:

     (a) Walter A. DeRoeck and Robert Thomajan

     (b) Mr. DeRoeck's address is Suite B125, 1301 Capital of Texas Highway South, Austin, Texas 78746. Mr. Thomajan's address is 2900 Westlake Cove, Austin, Texas 78746.

     (c) The present principal occupation of Mr. DeRoeck and Mr. Thomajan is investments.

     (d) Neither Mr. DeRoeck nor Mr. Thomajan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither Mr. DeRoeck nor Mr. Thomajan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f) Mr. DeRoeck and Mr. Thomajan are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The shares of Common Stock acquired by Mr. DeRoeck have been purchased for an aggregate cash consideration, including brokerage commissions and other charges, of $452,267.50 utilizing personal funds. It is anticipated that future purchases by Mr. DeRoeck, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

     The shares of Common Stock acquired by Mr. Thomajan have been purchased for an aggregate cash consideration, including brokerage commissions and other charges, of $92,262.25 utilizing personal funds. It is anticipated that future purchases by Mr. Thomajan, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     Mr. DeRoeck and Mr. Thomajan have each acquired the shares of Common Stock described herein for investment purposes and may, depending upon market and other conditions, make purchases of additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, or dispose of shares of Common Stock in the open market or in privately negotiated transactions or otherwise.

     Mr. DeRoeck and Mr. Thomajan are considering a variety of plans and proposals with respect to the shares of Common Stock described herein that may relate to or may result in: (a) the acquisition of additional securities of TCC, or the disposition of securities of TCC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TCC or one or more of its subsidiaries; (c) a sale or transfer of a material amount of assets of TCC or one or more of its subsidiaries; (d) a change in the present Board of Directors or management of TCC; (e) a material change in the present capitalization or dividend policy of TCC; (f) other material changes in TCC's business or corporate structure; (g) changes in TCC's charter or bylaws or other actions which may impede the acquisition of control of TCC by any other person;
(h) causing a class of securities of TCC to be delisted from the New York Stock Exchange; (i) a class of equity securities of TCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Act"); or (j) actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          (a) The aggregate number of shares of the Common Stock beneficially owned by Mr. DeRoeck and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

              Walter A. DeRoeck                 183,900 shares    6.66%


     The aggregate number of shares of Common Stock beneficially owned by Mr. Thomajan and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

              Robert Thomajan                   52,500 shares      1.9%

     As described in detail in Item 6, below, Mr. DeRoeck and Mr. Robert Thomajan may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all shares of Common Stock beneficially owned by either of Mr. DeRoeck or Mr. Thomajan.

          (b) Mr. DeRoeck has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name in subpart (a) of this Item.

     Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name in subpart (a) of this Item.

          (c) A description of the transactions involving the Common Stock that were effected by Mr. DeRoeck through March 22, 1996 was set forth in the
Schedule 13D, dated February 16, 1996, and Amendment No. 1 to Schedule 13D, dated March 27, 1996, filed on behalf of Mr. DeRoeck. Set forth below is a description of all transactions involving the Common Stock that have been effected by Mr. DeRoeck since March 22, 1996.


                        PRICE PER
                    SHARE (INCLUDING
            NUMBER      BROKERAGE
              OF     COMMISSIONS AND
   DATE     SHARES   OTHER CHARGES)                  HOW AFFECTED
----------  ------  -----------------  -----------------------------------------
  6/3/96     1,000             $2.19   Brokerage transactions in the open market
 6/27/96     1,100             $2.31   Brokerage transactions in the open market
 6/28/96     2,000             $2.31   Brokerage transactions in the open market
 12/12/96    5,000             $1.69   Brokerage transactions in the open market


     Set forth below is a description of the transactions involving the Common Stock that have been effected by Mr. Thomajan through February 6, 1997.


                        PRICE PER
                    SHARE (EXCLUDING
            NUMBER      BROKERAGE
              OF     COMMISSIONS AND
   DATE     SHARES   OTHER CHARGES)                  HOW AFFECTED
----------  ------  -----------------  -----------------------------------------
 10/29/96    1,000            $1.875   Brokerage transactions in the open market
 10/31/96    3,000            $ 1.75   Brokerage transactions in the open market
 11/6/96     1,000            $1.875   Brokerage transactions in the open market
 11/6/96       300            $ 1.75   Brokerage transactions in the open market
 11/11/96    1,000            $ 1.75   Brokerage transactions in the open market
 11/12/96    2,000            $1.625   Brokerage transactions in the open market
 11/18/96    1,700            $ 1.50   Brokerage transactions in the open market
 11/20/96    1,000            $1.625   Brokerage transactions in the open market
 11/21/96      700            $ 1.50   Brokerage transactions in the open market
 12/5/96     2,900            $ 1.50   Brokerage transactions in the open market
 12/6/96       300            $ 1.50   Brokerage transactions in the open market
 12/18/96      300            $1.625   Brokerage transactions in the open market
 12/19/96    2,700            $1.625   Brokerage transactions in the open market
 12/23/96    1,700            $1.625   Brokerage transactions in the open market
 1/16/97     2,000            $ 1.75   Brokerage transactions in the open market
 1/22/97     1,000            $1.875   Brokerage transactions in the open market
 1/23/97     6,000            $ 1.75   Brokerage transactions in the open market
 1/28/97     3,500            $ 1.75   Brokerage transactions in the open market
 1/30/97     1,500            $1.875   Brokerage transactions in the open market
  2/3/97     1,900            $ 1.75   Brokerage transactions in the open market
  2/5/97    17,000            $ 1.75   Brokerage transactions in the open market


          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     On January 31, 1997, Mr. DeRoeck and Mr. Robert Thomajan orally agreed to act together with respect to the Common Stock of TCC as and to the extent set forth below. Consequently, Mr. DeRoeck and Mr. Thomajan may now be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all shares of Common Stock beneficially owned by either of Mr. DeRoeck or Mr. Thomajan.

     Previously, by letter addressed to the Secretary of TCC, dated November 22, 1996, Mr. DeRoeck:

          (i) advised TCC that he was nominating himself and Mr. Thomajan for election to the Board of Directors of TCC;

          (ii) proposed a resolution ("Proposal") for presentation at the 1997 Annual Meeting of Shareholders of TCC, which resolution, if adopted by the shareholders, would result in the amendment and restatement of Section 3.02 of the bylaws of TCC, with the effect of removing the requirement of staggered terms for directors elected after its approval;

          (iii) advised TCC that Mr. DeRoeck intended to appear at the Annual Meeting of Shareholders in person or by proxy to submit the Proposal to the shareholders; and

          (iv) notified TCC that he intended to solicit proxies in support of his nominees for election to the Board of Directors and the adoption of the Proposal.

          TCC, through its special legal counsel, has advised the Securities and Exchange Commission ("Commission") that it intends to omit the Proposal from its proxy statement pursuant to paragraphs (c)(2), (c)(3), and (c)(8) of Rule 14a-8 under the Act and has requested that the Division of Corporation Finance recommend to the Commission that no enforcement action be taken if the Proposal is so omitted.

          Mr. DeRoeck, through his special legal counsel, has filed with the Commission a request that the Commission deny TCC's request for a no-action position if the Proposal is omitted from TCC's proxy statement.

          While there is no written agreement between Mr. DeRoeck and Mr. Thomajan relative to the Common Stock of TCC, Mr. DeRoeck and Mr. Thomajan have agreed that:

          (a) they will each continue to purchase shares of Common Stock, through open-market purchases, privately-negotiated transactions and otherwise, with the view to voting those shares in favor of their election to the Board of Directors of TCC and in favor of the adoption of the Proposal;

          (b) they will act in concert in the solicitation of proxies in conjunction with the Annual Meeting of Shareholders and will vote those proxies in favor of their election to the Board of Directors and in favor of the adoption of the Proposal;

          (c) upon their election to the Board of Directors, they will seek to identify, and then urge the Board of Directors of TCC to explore, a variety of plans and proposals that, if adopted, would be designed to increase TCC's sales, earnings and return on investment, all with the view to increasing shareholder value; and

          (d) all fees and expenses incurred in connection with the foregoing proxy solicitation and any legal proceedings related thereto will be paid by Mr. DeRoeck.

          The plans and proposals referred to in clause (c) above may include, among others: (i) a corporate transaction, such as a merger or reorganization;
(ii) a sale or transfer of a material amount of assets of TCC or one or more of its subsidiaries; (iii) the acquisition of a material amount of assets in connection with the expansion of TCC's existing lines of business or the development of new lines of business; and (iv) other material changes in TCC's business or corporate structure, including its management.

          Mr. DeRoeck has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the shares of Common Stock owned by Mr. Thomajan. Consequently, Mr. DeRoeck disclaims any beneficial interest in such shares of Common Stock.

          Mr. Thomajan has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the shares of Common Stock owned by Mr. DeRoeck. Consequently, Mr. Thomajan disclaims any beneficial interest in such shares of Common Stock.

          Except as set forth above, Mr. DeRoeck and Mr. Thomajan disclaim the existence of any group, in which either of them may be deemed to be a member, relative to the ownership of any securities of TCC. Moreover, except as set forth above, neither Mr. DeRoeck nor Mr. Thomajan has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of TCC, including, but not limited to, transfer or voting of any securities of TCC; finder's fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 6, 1997.



                         Signature  /s/  Walter A. DeRoeck
                                    --------------------------------
                         Name:       Walter A. DeRoeck


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 6, 1997.



                         Signature  /s/  Robert Thomajan
                                    ------------------------------
                         Name:       Robert Thomajan